ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 Launch of the Integrated Annual Report and ESG Report 2023 Itaú Unibanco Holding S.A. (B3: ITUB3, ITUB4; NYSE: ITUB) (the "Company") has filed its Integrated Annual Report and its ESG Report for fiscal year 2023 with the CVM. The documents provide a broader view of our business and strategy, with the most relevant information about our initiatives, results, corporative governance and performance in the social, environmental, climate areas. The reports are available for download on the Company's Investor Relations website (https://www.itau.com.br/relacoes-com-investidores/) and on the Integrated Annual Report website (https://www.itau.com.br/relacoes-com-investidores/en/integrated-annual-report/). São Paulo (SP), April 30, 2024. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence